

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Michael Nessim
Chief Executive Officer
Kingswood Global Holdings Inc.
17 Battery Place, Room 625
New York, NY 10004

> **Re: Kingswood Global Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2020**
> **File No. 333-249437**

Dear Mr. Nessim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
The Offering
Founder shares, page 21

1. Please revise to clarify the vote required to approve the initial business combination. In that regard, we note that on pages 29 and 134 you disclose that if you seek stockholder approval, you will complete your initial business combination only if a majority of the outstanding shares of common stock are voted in favor of the initial business combination. However, on page 99 you disclose that if you seek stockholder approval, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. In addition, we note your revised disclosure in response to prior comment 2 reflects that you would need

937,501, or 6.25%, of the 15,000,000 public shares sold in the offering to be voted in favor of an initial business combination to approve an initial business combination assuming a quorum is present at a stockholders' meeting. If such disclosure assumes that only the minimum number of shares representing a quorum are present, please make this clear in your disclosure.

Principal Stockholders, page 127

2.   Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Pollen Street Capital Limited. Refer to Exchange Act Rule 13d-3.

Description of Securities
Common Stock, page 133

3.   Although your prospectus cover page and disclosure on pages 21 and 128 state that only holders of Class B Common Stock will have the right to vote on the appointment of directors prior to or in connection with the completion of your initial business combination, we note you have removed related disclosure here, under Founder Shares on page 135 and in Note 7 to your Financial Statements. Please advise or revise. If holders of Class B Common Stock will have the right to vote on the appointment of directors prior to or in connection with the completion of an initial business combination, please also clarify that this is an exception to shareholders otherwise voting together as a single class on all matters submitted to a vote of your shareholders.

General

4.   We note your revisions in response to prior comment 7. Please expand your disclosure to discuss your and your sponsor's relationship with your financial backers.

5.   Please ensure your registration statement is signed by a majority of your board of directors. See Instruction 1 to the Instructions to the signatures block of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher Zochowski